UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)

of the Securities Exchange Act of 1934

ENDESA AMÉRICAS S.A.

(Name of Subject Company (Issuer))

ENERSIS AMÉRICAS S.A.

ENEL S.p.A.

ENEL IBEROAMÉRICA, S.R.L.

ENEL LATINOAMÉRICA, S.A.

ENDESA AMÉRICAS S.A.

(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29261D 104

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Javier Galán

Enersis Américas S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2353-4639

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Chadbourne & Parke LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 408-5100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)
US$241,367,000	US$24,306

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation is calculated as the product of (x) 541,602,343 (which is the sum of the number of Endesa Américas S.A. shares of common stock (“Shares”) represented by American Depositary Shares, each representing 30 Shares, and an estimate of the maximum number of Shares held by U.S. holders) times (y) the purchase price of Ch$300 per Share, in cash, converted to U.S. dollars using an exchange rate of Ch$673.17 to US$1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of August 31, 2016.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the transaction valuation times the current fee rate of .0001007).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D filed on August 12, 2016 (the “Schedule 13D”). References to “Item 5” in the tables below refer to “Item 5” of Schedule 13D.

CUSIP No. 29261D104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Iberoamérica, S.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Latinoamérica, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29261D104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enersis Américas S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

THE INFORMATION CONTAINED HEREIN IS PRELIMINARY AND IS SUBJECT TO CHANGE AND COMPLETION. THE OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL SHARES OR ADSS OF ENDESA AMÉRICAS S.A. (“ENDESA AMÉRICAS”), NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. AT THE TIME THE OFFER IS COMMENCED, ENERSIS AMÉRICAS S.A., ENEL S.P.A., ENEL IBEROAMÉRICA, S.R.L., ENEL LATINOAMÉRICA, S.A. AND ENDESA AMÉRICAS (THE “FILING PERSONS”) WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). ENDESA AMÉRICAS’ SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEDULE TO AND RELATED TENDER OFFER DOCUMENTS WHEN THEY ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT ENDESA AMÉRICAS’ SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES (AS DEFINED BELOW). THE SCHEDULE TO WILL BE AVAILABLE FOR FREE ON THE SEC WEB SITE (WWW.SEC.GOV). COPIES OF THE FILING PERSONS FILINGS WITH THE SEC MAY BE OBTAINED AT THE SEC’S WEB SITE (WWW.SEC.GOV).

***

This Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this “Schedule TO”) relates to the offer (the “U.S. Offer”) by Enersis Américas S.A. (“Enersis Américas”), a Chilean publicly held limited liability stock corporation, to purchase:

(i)	all of the issued and outstanding shares of common stock, no par value, of Endesa Américas, (collectively the “Shares” and each a “Share”), that are held by holders resident in the United States, and

(ii)	all of the outstanding American Depositary Shares (collectively the “ADSs” and each an “ADS”), each representing thirty (30) Shares of Endesa Américas, from all holders, wherever located,

for Ch$300 per Share, and Ch$9,000 per ADS, in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase, dated as of                      , 2016, and any amendments or supplements thereto (the “U.S. Offer to Purchase”), and in the related Form of Acceptance Letter and ADS Letter of Transmittal, copies of which will be attached hereto as Exhibits (a)(1), (a)(2) and (a)(3), respectively.

Simultaneously with the U.S. Offer, Enersis Américas is making an offer in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Shares from all holders of Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as the Shares to be purchased pursuant to the U.S. Offer.

This Schedule TO is filed on behalf of Enersis Américas, Enel S.p.A., an Italian publicly held stock corporation, and its subsidiaries, Enel Iberoamérica, S.R.L., a Spanish limited liability corporation, Enel Latinoamérica, S.A., a Spanish corporation and Endesa Américas. The information set forth in the U.S. Offer to Purchase, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3, except as otherwise set forth below.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	The name of the subject company and issuer of the securities to the U.S. Offer is Endesa Américas, a Chilean corporation (sociedad anónima). Its principal executive office is located at Santa Rosa 76, 15th floor, Santiago, Chile, and its telephone number is +562 2630-9000.

(b)	This Schedule TO relates to the Shares and ADSs of Endesa Américas. As of August 4, 2016, there were 8,201,754,580 issued and outstanding Shares of Endesa Américas.

(c)	The information set forth in the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Price Range of Shares and ADSs; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) – (c) This Schedule TO is filed by Enersis Américas, Enel S.p.A., Enel Iberoamérica, S.R.L., Enel Latinoamérica, S.A. and Endesa Américas. The information set forth in the sections of the Offer to Purchase entitled “The U.S. Offer — Information Concerning the Enel Filing Persons,” “The U.S. Offer — Information Concerning Endesa Américas” and “Annex A — Directors and Executive Officers of the Filing Persons” is incorporated herein by reference.

Item 4.	Terms of the Transaction

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Background of the Transactions,” “Special Factors — Appraisal Rights or Statutory Dissenters’ Withdrawal Rights,” “Special Factors — Material U.S. Federal Income Tax Consequences,” “The U.S. Offer — Terms of the U.S. Offer,” “The U.S. Offer — Acceptance for Payment,” “The U.S. Offer — Procedures for Accepting the U.S. Offer – Holders of Shares,” “The U.S. Offer — Procedures for Accepting the U.S. Offer – Holders of ADSs,” “The U.S. Offer — Tender Withdrawal Rights,” “The U.S. Offer — Conditions of the U.S. Offer,” and “The U.S. Offer — Extension of the U.S. Offer; Termination; Amendment” as well as other information regarding the Offers contained in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Background of the Transactions,” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) and (c)(1), (4–7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Background of the Transactions,” “Special Factors — Purposes of and Reasons for the Offers,” “Special Factors — Certain Effects of the Offers” and “Special Factors — Plan After the Offers” is incorporated herein by reference.

(c)(2–3) Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration

(a)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The U.S. Offer — Source and Amount of Funds” is incorporated herein by reference.

(b) and (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Background of the Transactions,” “Special Factors — Interests of Directors and Executive Officers,” and “The U.S. Offer — Information Concerning the Enel Filing Persons” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Fees and Expenses” is incorporated herein by reference.

(b)	Not applicable.

Item 10.	Financial Statements

(a)	Not applicable.

(b)	Not applicable.

Item 11.	Additional Information

(a)(1)	Not applicable.

(a)(2)	The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)	The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	Not applicable.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated as of , 2016.

(a)(2)*	Form of Acceptance.

(a)(3)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).

(a)(4)*	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)*	Form of ADS Letter to Clients.

(a)(7)*	Form of Shares Letter to Clients.

(a)(8)*	Form of ADS Notice of Guaranteed Delivery.

(c)(1)(A)	Report of Asesorías Tyndall SpA (formerly known as Asesorías Tyndall Limitada), dated August 5, 2016 (incorporated by reference to Annex F from the Registration Statement on Form F-4, as amended, filed by Enersis Américas (Registration No. 333-211405)) (the “joint information statement/prospectus”)

(c)(1)(B)	Presentation materials of Asesorías Tyndall Limitada, dated July 27, 2016 (incorporated by reference to Exhibit (c)(4)(B) from Schedule 13E-3, as amended, filed by Enersis Américas (File No. 005-89569 )) (the “Schedule 13E-3”)

(c)(1)(C)	Presentation materials of Asesorías Tyndall Limitada, dated June 29, 2016 (incorporated by reference to Exhibit (c)(4)(C) from the Schedule 13E-3)

*	To be filed by amendment.

Item 13.	Information Required By Schedule 13E-3

Item 2.	Subject Company Information

(d)	The information set forth in the section of the U.S. Offer to Purchase entitled “The U.S. Offer — Price Range of Shares and ADSs; Dividends” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

Item 4.	Terms of the Transaction

(a)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Background of the Transactions,” “Special Factors — Appraisal Rights or Statutory Dissenters’ Withdrawal Rights,” “Special Factors — Material U.S. Federal Income Tax Consequences,” “The U.S. Offer — Terms of the U.S. Offer,” “The U.S. Offer — Acceptance for Payment,” “The U.S. Offer — Procedures for Accepting the U.S. Offer – Holders of Shares,” “The U.S. Offer — Procedures for Accepting the U.S. Offer – Holders of ADSs,” “The U.S. Offer — Tender Withdrawal Rights,” “The U.S. Offer — Conditions of the U.S. Offer,” and “The U.S. Offer — Extension of the U.S. Offer; Termination; Amendment,” as well as other information regarding the Offers contained in the Offer to Purchase is incorporated herein by reference.

(c)	Not applicable.

(d)	The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Purposes of and Reasons for the Offer,” “Special Factors — Plan After the Offers,” “Special Factors — Appraisal Rights or Statutory Dissenters’ Withdrawal Rights,” as well as other information regarding the Offers contained in the Offer to Purchase is incorporated herein by reference.

(e)	None.

(f)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(c)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Background of the Transactions,” and “Special Factors — Related Party Transactions” is incorporated herein by reference.

(e)	The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Transactions and Arrangements Concerning the Shares and ADSs,” and “Special Factors — Certain Effects of the Offers” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Purposes of and Reasons for the Offers,” “Special Factors — Certain Effects of the Offers” and “The U.S. Offer — Effect of the Offers on the Market for the Shares and ADSs; Exchange Act Registration,” is incorporated herein by reference.

(c)(8) The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Plan After the Offers,” and “The U.S. Offer — Effect of the Offers on the Market for the Shares and ADSs; Exchange Act Registration” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) – (c) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Background of the Transactions” and “Special Factors — Purposes of and Reasons for the Offers” is incorporated herein by reference.

(d)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Certain Effects of the Offers,” “Special Factors — Effects of the Offers on the Market for the Shares and ADSs; Exchange Act Registration,” “Special Factors — Material U.S. Federal Income Tax Consequences” and “The U.S. Offer — Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction

The information set forth in the sections of the Offer to Purchase entitled “Questions and Answers”, “Introduction” and “Special Factors — Fairness of the Offers, the Merger and the Statutory Merger Dissenters’ Withdrawal Rights and Summary of Report of Independent Valuator of Endesa Américas” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) – (b) The information set forth in the section of the Offer to Purchase entitled “Special Factors — Fairness of the Offers, the Merger and the Statutory Merger Dissenters’ Withdrawal Rights and Summary of Report of Independent Valuator of Endesa Américas” is incorporated herein by reference.

(c)	Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration

(c)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The U.S. Offer — Source and Amount of Funds” and “The U.S. Offer — Fees and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities

The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Background of the Transactions,” “Special Factors — Interests of Directors and Executive Officers,” “The U.S. Offer — Information Concerning Endesa Américas” and “The U.S. Offer — Information Concerning the Enel Filing Persons” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

(d) and (e) The information set forth in the section of the Offer to Purchase entitled “Special Factors — Fairness of the Offers, the Merger and the Statutory Merger Dissenters’ Withdrawal Rights and Summary of Report of Independent Valuator of Endesa Américas” is incorporated herein by reference.

Item 13.	Financial Statements

(a)	The audited financial statements of Endesa Américas S.A. as of and for the three-year period ended December 31, 2015, which Endesa Américas S.A.’s certified public accountants have audited, are hereby expressly incorporated herein by reference to Item 18 of Endesa Américas S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015. The Annual Report on Form 20-F for the fiscal year ended December 31, 2015 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2016. The financial statements are presented in Chilean pesos and are prepared in accordance with IFRS, as issued by the IASB.

(b)	Not material.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 2016

Enersis Américas S.A.

By:	/s/ Luca D’Agnese
Name:	Luca D’Agnese
Title:	Chief Executive Officer

Enel S.p.A.

By:	/s/ Alberto De Paoli
Name:	Alberto De Paoli
Title:	Chief Financial Officer

Enel Iberoamérica, S.R.L.

By:	/s/ Paolo Bondi
Name:	Paolo Bondi
Title:	Chief Financial Officer

Enel Latinoamérica, S.A.

By:	/s/ Paolo Bondi
Name:	Paolo Bondi
Title:	Director

Endesa Américas S.A.

By:	/s/ Raúl Arteaga
Name:	Raúl Arteaga
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated as of , 2016.

(a)(2)*	Form of Acceptance.

(a)(3)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).

(a)(4)*	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)*	Form of ADS Letter to Clients.

(a)(7)*	Form of Shares Letter to Clients.

(a)(8)*	Form of ADS Notice of Guaranteed Delivery.

(c)(1)(A)	Report of Asesorías Tyndall SpA (formerly known as Asesorías Tyndall Limitada), dated August 5, 2016 (incorporated by reference to Annex F from the Registration Statement on Form F-4, as amended, filed by Enersis Américas (Registration No. 333-211405)) (the “joint information statement/prospectus”)

(c)(1)(B)	Presentation materials of Asesorías Tyndall Limitada, dated July 27, 2016 (incorporated by reference to Exhibit (c)(4)(B) from Schedule 13E-3, as amended, filed by Enersis Américas (File No. 005-89569 )) (the “Schedule 13E-3”)

(c)(1)(C)	Presentation materials of Asesorías Tyndall Limitada, dated June 29, 2016 (incorporated by reference to Exhibit (c)(4)(C) from the Schedule 13E-3)

*	To be filed by amendment.